SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
TAM S.A. and
subsidiaries

Consolidated Financial
Statements at
December 31, 2007 and 2006

Report of Independent Auditors

To the Board of Directors and Stockholders TAM S.A.

1
We have audited the accompanying balance sheet of TAM S.A. and the consolidated balance sheet of TAM S.A. and its subsidiaries as of December 31, 2007, and the related statements of income, of changes in stockholders’ equity and of changes in financial position of TAM S.A., as well as the related consolidated statements of income and of changes in financial position, for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of TAM S.A. and of TAM S.A. and its subsidiaries at December 31, 2007 and the results of its operations, the changes in stockholders’ equity and the changes in financial position of TAM S.A., as well as the consolidated results of operations and of changes in financial position, for the year then ended, in accordance with accounting practices adopted in Brazil.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The individual and consolidated statement of cash flows and of added value for the year ended December 31, 2007 are presented for purposes of additional analysis and are not required parts of the basic financial statements. This information has been subjected to the auditing applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

5
The audit of the financial statements for the year ended December 31, 2006, presented for comparison purposes, was conducted by other independent auditors who issued an unqualified opinion thereon dated March 20, 2007, therefore before the changes presented in Note 21(h) to the financial statements. In connection with our audit mentioned in the first paragraph, we have also audited the changes presented in Note 21(h) to adjust the financial statements as of December 31, 2006. In our opinion, such changes have been adequately recorded.

São Paulo, March 28, 2008

Carlos Alberto de Sousa
PricewaterhouseCoopers
Auditores Independentes	Contador CRC 1RJ 056561/O-0 "S" SP
CRC 2SP000160/O-5

TAM S.A. and
TAM S.A. and subsidiaries

Balance Sheets as of December 31
In thousands of real unless indicated otherwise

	Parent company		Consolidated			Parent company		Consolidated

Assets	2007	2006	2007	2006	Liabilities and stockholders’ equity	2007	2006	2007	2006

		(Note 21(h))		(Note 21(h))			(Note 21(h))		(Note 21(h))
Current					Current liabilities
Cash and banks	1,051	146	134,873	122,458	Suppliers			426,856	346,817
Marketable securities (Note 3)	510,714	668,505	2,472,004	2,330,520	Short term debt, including current portion of long term debt (Note 12)			881,148	221,908
Customer accounts receivable (Note 4)			937,928	780,972	Obligation under finance lease and lease payable (Note 13)			72,917	69,108
Inventories (Note 5)			162,471	113,875	Debentures (Note 18)	23,147	28,573	32,159	60,588
Taxes recoverable (Notes 6)	16,150	6,769	87,017	67,345	Salaries and payroll charges	43	115	236,708	194,128
Advances to aircraft manufacturers (Note 7)			864,440	221,793	Advance ticket sales (Note 16)			791,546	759,210
Interest on shareholders’ equity and					Taxes and tariffs payable	11	25	59,051	63,783
equity receivable (Note 10)	55,361	44,495			TAM Loyalty Program (Note 28)			20,614	19,039
Deferred income tax and social					Income tax and social contribution payable (Note 20)			20,079	1,993
contribution (Note 20)	6,064	1,164	37,950	36,117	Interest on own capital and
Prepaid expenses	436	1,800	151,372	88,138	dividends payable (Note 21)	72,616	137,629	72,616	137,629
Aircraft insurance and other			44,515	29,189	Return of Fokker 100 fleet (Note 15)			11,501	11,813
					Senior Notes (Note 19)			7,076
Other			137,071	72,765	Other accounts payable	2	4	119,709	149,681

	589,776	722,879	5,029,641	3,863,172		95,819	166,346	2,751,980	2,035,697

Non Current assets					Non current
Long-term assets					Long-term liabilities
Deposits in guarantee (Note 8)			161,488	144,444	Long-term debt (Note 12)			219,189	230,864
Deferred income tax and					Obligations under finance lease (Note 13)			53,196	92,954
social contribution (Note 20)			195,415	109,277	Debentures (Note 18)	500,000	500,000	500,000	508,076
Judicial deposits (Note 17)	14	14	75,017	55,577	Deferred income tax and
Advances to aircraft manufacturers (Note 7)			105,115	130,915	social contribution (Note 20)			50,861	56,306
Advances for aircraft maintenance (Note 7)			119,633	46,596	Provision for contingencies (Note 17)			844,713	722,761
Other accounts receivable	1,164		53,541	26,346	Return of Fokker 100 fleet (Note 15)			41,523	62,806
					Related parties
					Senior Notes (Note 19)			531,390
					Related party transactions (Note 10)	536	536
					Other	5,122	1,564	44,724	2,060

	1,178	14	710,209	513,155		505,658	502,100	2,285,596	1,675,827

Permanent assets
Investments (Note 9)	1,502,180	1,388,985	70	70	Deferred income			11,099	11,099

Property, plant and equipment (Note 11)			789,885	791,685	Minority interest			2,629	2,744

Deferred charges				717
Intangible			13,156

					Stockholders' equity
					Capital (Note 21)	675,497	675,000	675,497	675,000
					Capital reserve (Note 21)	102,855	102,855	102,855	102,855
					Revaluation reserve (Note 11)	135,134	147,874	135,134	147,874
					Retained earnings (Note 21)	578,171	517,703	578,171	517,703

	1,502,180	1,388,985	803,111	792,472

	1,503,358	1,388,999	1,513,320	1,305,627		1,491,657	1,443,432	1,491,657	1,443,432

Total assets	2,093,134	2,111,878	6,542,961	5,168,799	Total liabilities and shareholders' equity	2,093,134	2,111,878	6,542,961	5,168,799

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries
Statements of Operations
Years Ended December 31
In thousands of reais unless otherwise indicated

	Parent company			Consolidated

	2007	2006	2007	2006

		(Note 21(h))		(Note 21(h))
Gross operating revenue (Note 22)
Air transportation revenues
Domestic			4,833,903	5,161,935
International			2,129,741	1,537,459
Cargo			776,817	486,495
Other			733,491	514,202

			8,473,952	7,700,091
Taxes and deductions			(322,778)	(355,441)

Net operating revenues			8,151,174	7,344,650
Cost of services rendered (Note 23)			(5,858,936)	(4,730,669)

Gross profit			2,292,238	2,613,981

Operating (expense) income
Selling (Note 23)			(1,449,232)	(1,186,276)
General and administrative (Note 23)	(5,315)	(12,597)	(553,166)	(410,360)
Directors´ fees (Note 23)	(1,308)	(1,374)	(27,739)	(20,764)
Other operating expenses, net	(717)	(717)	(44,841)	(126,199)

	(7,340)	(14,688)	(2,074,978)	(1,743,599)

Income (loss) operating before subsidiaries and
financial result	(7,340)	(14,688)	217,260	870,382

Equity in earnings of subsidiaries (Note 9)	133,824	577,360
Financial result (Note 24)
Financial expenses	(62,049)	(26,320)	(454,757)	(197,878)
Financial income	59,561	90,524	450,192	254,178

Operating income	123,996	626,876	212,695	926,682

Non-operating income (expenses),net			(41,710)	11,356

Income before income tax , social contribution	123,996	626,876	170,985	938,038

Income tax and social contribution
Current (Note 20)		(15,126)	(138,956)	(269,642)
Deferred (Note 20)	4,900		96,857	(55,636)

Income before minority interest	128,896	611,750	128,886	612,760

Minority interest			10	(1,010)

Net income for the year	128,896	611,750	128,896	611,750

Shares at the end of the year (in thousands)	150,585	150,563

Net income per thousand shares at the end of the year (R$)	0.86	4.06

The accompanying notes are an integral part of these financial statements.

TAM S.A.

Statements of Changes in Stockholders’ Equity
Years Ended December 31
In thousands of reais unless otherwise indicated

				Revenue reserves

						Retained
			Revaluation			earnings
		Share premium	reserve –		Retention of	(accumulated
	Capital	reserve	subsidiaries assets	Legal reserve	profits	deficit)	Total

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087
Prior year adjustments (Note 21 (h))
Loyalty Program						(8,919)	(8,919)
Marking to market of derivative instruments						(61,750)	(61,750)

Adjusted opening balance						(70,669)	689,418
Capital increase through issuance of shares (Note 21 (b))	34,316	238,848					273,164
Compliance with Ibracon Technical Interpretation 01/06 (Note 21 (i))			(10,194)			15,445	5,251
Capitalization of reserve	486,775	(486,775)
Realization of revaluation reserve, net			(4,246)			4,246
Reversal of revaluation reserve through write-off of aircraft engines			(5,613)				(5,613)
Revaluation, net of tax effects (Note 21 (d))			6,731				6,731
Net income for the year as originally stated						555,954	555,954
Adjustments identified in 2007 (Note 21 (h)):
For 2005						61,750	61,750
For 2006						(5,954)	(5,954)

Adjusted net income						611,750	611,750
Appropriation of net income
Setting up of reserves				27,798	401,659	(429,457)
Interest on own capital payable (R$ 0.11231965 per share)						(16,911)	(16,911)
Dividends payable (R$ 0.79938215 per share)						(120,358)	(120,358)

At December 31, 2006	675,000	102,855	147,874	33,786	489,871	(5,954)	1,443,432

Capital increase through issuance of shares (Note 21(b))	497						497
Realization of revaluation reserve, net (Note 21 (d))			(3,665)			3,665
Reversal of revaluation reserve through write-off			(8,285)				(8,285)
Revaluation, net of tax effects (Note 11 (b))			(790)				(790)
Net income for the year						128,896	128,896
Appropriation of net income
Setting up of reserves				6,445	83,069	(89,514)
Interest on own capital payable (R$ 0.24632580 per share)						(37,093)	(37,093)
Dividends payable					(35,000)		(35,000)

At December 31, 2007	675,497	102,855	135,134	40,231	573,940		1,491,657

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais unless otherwise indicated

		Parent company		Consolidated

	2007	2006	2007	2006

		(Note 21(h))		(Note 21(h))
Financial resources were generated by
Operations
Net income for the period	128,896	611,750	128,896	611,750
Expenses (income) not affecting
working capital
Amortization of goodwill in subsidiary (Note 9)	717	717	717	717
Depreciation and amortization (Note 23)			116,128	101,855
Equity in earnings of subsidiaries (Note 9)	(133,824)	(577,360)
Residual value of long lived assets disposals			48,542	17,512
Deferred income tax and social
Contribution (Note 20)			(91,583)	22,381
Provision for contingencies (Note 17 (a))			65,727	68,660
Monetary and foreign exchange rate
variations and interest, net			(34,555)	(14,811)
Minority interest			(10)	1,010

Adjusted income (loss) for the year	(4,211)	35,107	233,862	809,074

Interest on stockholders’ equity of subsidiaries	38,450	16,911

	34,239	52,018	233,862	809,074

Stockholders’
Premium on subscription of shares (Note 21)	497	273,164	497	273,164

Third parties
Increase in non-current liabilities	3,558	502,100	1,175,034	659,376
Transfer from property, plants and equipament to inventories
for sale			83,951
Transfer from long-term to current assets			25,621	32,775

	3,558	502,100	1,284,606	692,151

Total funds generated	38,294	827,282	1,518,965	1,774,389

The accompanying notes are an integral part of these financial statements.

		Parent company		Consolidated

	2007	2006	2007	2006

		(Note 21(h))		(Note 21(h))
Financial resources were used for
Increase in long-term assets	1,164	14	187,784	232,580
Permanent assets
Investments	27,613	508,486
Property, plant and equipment			251,955	136,136
Intangible			13,156
Transfer from non-current to current liabilities			543,791	168,281
Interest on shareholder’s equity and dividends payable	72,093	137,269	72,093	137,269

Total funds used	100,870	645,769	1,068,779	674,266

Increase (decrease) in net working capital	(62,576)	181,513	450,186	1,100,123

Changes in net working capital

Current assets
At the end of the year	589,776	722,879	5,026,641	3,863,172
At the beginning of the year	722,879	407,967	3,863,172	2,204,576

	(133,103)	314,912	1,166,469	1,658,596

Current liabilities
At the end of the year	95,819	166,346	2,751,980	2,035,697
At the beginning of the year	166,346	32,947	2,035,697	1,477,224

	(70,527)	133,399	716,283	558,473

Increase (decrease) in working capital	(62,576)	181,513	450,186	1,100,123

The accompanying notes are an integral part of these financial statements.

TAM S.A. and
TAM S.A. and subsidiaries

Supplementary Information
Attachment I – Cash Flow
In thousands of reais unless otherwise indicated

		Parent company		Consolidated

	2007	2006	2007	2006

		(Note 21 (h))		(Note 21 (h))
Cash flows from operating activities
Net income for the period	128,896	611,750	128,896	611,750
Adjustments to reconcile net income to cash
generated (used) by operating activities
Depreciation and amortization			116,128	101,855
Deferred income tax and social contribution	(4,900)		(96,857)	55,636
Provision for contingencies			65,727	68,660
Equity in investments	(133,824)	(577,360)
Goodwill amortization	717	717	717	717
Residual value of permanent asset sold			48,542	17,512
Monetary and foreign exchange rate variations
and net interest	60,195	20,087	186,137	33,514
Other provisions			69,616	8,878
Minority interest			(10)	1,010

(Increase) decrease in assets
Accounts receivable			(184,347)	(30,045)
Inventories			(90,822)	(7,738)
Taxes recoverable	(9,381)	928	(19,672)	(24,310)
Prepaid expenses	1,364	(1,800)	(63,234)	2,686
Prepaid aircraft			(49,479)	(247,879)
Deposits in guarantee			(44,372)	(31,861)
Deferred income tax and social contribution		1,848	3,441	23,593
Judicial deposits		(14)	(19,440)	270
Advances to aircraft maintenance			(92,667)	(46,596)
Others	(1,164)		(111,116)	(65,566)

Increase (decrease) in liabilities
Suppliers			80,039	64,769
Salaries and social charges	(72)	19	42,580	60,080
Advance from ticket sales			32,336	201,563
Taxes and tariffs payable	(14)	(12)	(4,732)	28,627
Leases payable			(17,812)	(28,752)
Provision for income tax and social contribution
payable		(3,409)	18,086	(25,080)
Associated companies and subsidiaries		536
Other accounts payable	3,557	1,568	13,955	(51,123)

Net cash generated (used) by operating activities	45,374	54,858	(11,641)	722,170

		Parent company		Consolidated

	2007	2006	2007	2006

		(Note 21 (h))		(Note 21 (h))
Cash flow from investments activities
Investments in subsidiaries	(30)	(508,486)
Acquisition of property, plant and equipment			(251,955)	(136,136)
Transfer from property, plants and equipament to
inventories for sale			83,951
Intangible increase			(13,156)

Net cash generated (used) in investment activities	(30)	(508,486)	(181,160)	(136,136)

Cash flows from financings activities
Capital increase	497	273,164	497	273,164
Dividends paid	(137,106)	(29,045)	(137,629)	(29,045)
Loans and financing
Acquisition			638,105	1,248,331
Payment (interests included)	(65,621)		(639,763)	(1,088,626)
Leases
Payment (interests included)			(25,632)	(15,310)
Debentures
Acquisition		508,486		508,486
Payment (interests included)			(99,443)	(25,508)
Bonds Senior
Acquisition			607,080
Payment (interests included)			(19,797)

Net cash generated (used) by financing
activities	(202,230)	752,605	323,418	871,492

Net increase (decrease) in cash and cash
equivalents and financial investments	(156,886)	298,977	153,899	1,457,526

Cash and cash equivalents and financial
investments at the end of the year	511,765	668,651	2,606,877	2,452,978
Cash and cash equivalents and financial
investments at the beginning of the year	668,651	369,674	2,452,978	995,452

Variation in cash and cash equivalents and
financial investments	(156,886)	298,977	153,899	1,457,526

TAM S.A. and
TAM S.A. and subsidiaries

Supplementary Information
Attachment II – Statements of added value
In thousands of reais unless otherwise indicated

		Parent company		Consolidated

	2007	2006	2007	2006

		(Note 21 (h))		(Note 21 (h))
Revenues
Sales of services			8,473,952	7,700,091
Allowance for doubtful accounts			(27,391)	(36,227)
Non-operating			(41,711)	11,356

			8,404,850	7,675,220

Inputs acquired from third parties
Costs of services rendered			(2,977,218)	(2,391,322)
Material, electricity, third-party services and other	(1,477)	(9,068)	(2,143,831)	(2,025,562)

	(1,477)	(9,068)	(5,121,049)	(4,416,884)

Gross added value	(1,477)	(9,068)	3,283,801	3,258,336

Retentions
Depreciation and amortization			(116,128)	(101,855)
Amortization of goodwill in subsidiaries	(717)	(717)	(717)	(717)

Net added value produced by the entity	(2,194)	(9,785)	3,166,956	3,155,764

Received as transference
Equity in earnings of subsidiaries	133,824	577,360
Financial income	98,011	107,435	450,192	254,178

Total added value to distribute	229,641	675,010	3,617,148	3,409,942

Distribution of added value:
Personnel and social charges	(1,538)	(1,686)	(1,132,323)	(768,530)
Taxes, charges and contributions	499	(22,615)	(1,042,360)	(1,139,480)
Leases			(880,757)	(718,797)
Interest and exchange rate variations	(99,716)	(38,959)	(432,822)	(171,385)
Interest on equity and dividends to distribute	(72,093)	(133,519)	(72,093)	(133,519)

Profit Retention	56,793	478,231	56,793	478,231

TAM S.A. and
TAM S.A. and subsidiaries

Supplementary Information
Attachment III – Social Report
Years Ended December 31
In thousands of reais unless otherwise indicated

Social Balance / 2007

Company: TAM S.A. and TAM S.A. and subsidiaries
						Consolidated

						(Note 21 (h))
1 - Basis of calculation		2007 Value (R$ thousands)			2006 Value (R$ thousands)

Net revenue (NR)			8,151,174			7,344,650
Operating result (OR)			175,602			825,231
Net payroll (NPRL)			1,201,274			824,422

2 - International social indicators	Value (thousand)	% over NPRL	% over NR	Value	% over NPRL	% over NR
				(thousand)

Meals	119,607	10.0%	1.5%	68,396	8.3%	0.9%
Social charges	272,299	22.7%	3.3%	167,816	20.4%	2.3%
Private pension plan	13,025	1.1%	0.2%	3,854	0.5%	0.1%
Health	11,251	0.9%	0.1%	8,387	1.0%	0.1%
Safety and medicine at work	1,026	0.1%	0.0%	1,153	0.1%	0.0%
Education	141	0.0%	0.0%	0	0.0%	0.0%
Culture	1,771	0.1%	0.0%	175	0.0%	0.0%
Training and professional development	17,042	1.4%	0.2%	14,565	1.8%	0.2%
Childrens´ day care facilties	495	0.0%	0.0%	345	0.0%	0.0%
Profit shares	38,233	3.2%	0.5%	88,771	10.8%	1.2%
Others	11,420	1.0%	0.1%	16,626	2.0%	0.2%

Total -Internal social indicators	486,310	40.5%	6.0%	370,088	44.9%	5.0%

3 - External social indicators	Value (thousand)	% over OR	% over NR	Value	% over OR	% over NR
				(thousand)

Education	680	0.4%	0.0%	1,054	0.1%	0.0%
Culture	10,409	5.9%	0.1%	5,891	0.7%	0.1%
Heath and sanitation	1,020	0.6%	0.0%	1,126	0.1%	0.0%
Sport	3,027	1.7%	0.0%	2,045	0.2%	0.0%
Food safety	20	0.0%	0.0%	0	0.0%	0.0%
Others	1,193	0.7%	0.0%	887	0.1%	0.0%

Total of contributions for the society	16,349	9.3%	0.2%	11,003	1.3%	0.1%
Taxes (excluding social charges)	900,236	512.7%	11.0%	985,470	119.4%	13.4%

Total - External social indicators	916,585	522.0%	11.2%	996,473	120.8%	13.6%

4 - Environmental indicators	Value (thousand)	% over OR	% over NR	Value	% over OR	% over NR
				(thousand)

Investments related to the company´s prodution/operations	1,858	1.1%	0.0%	14,816	1.6%	0.2%
Investments in external programs and/or projects	158	0.1%	0.0%	0	0.0%	0.0%

Total - investments in environment	2,016	1.1%	0.0%	14,816	1.6%	0.2%

Recording the definition of "annual goals" to minimize residues, the consumption in general in the production/operation and to increase the effectiveness in the use of natural resources, the company	( ) does not have goals	( ) reaches from 51 to 75%	( ) does not have goals	( ) reaches from 51 to 75%
	( X ) reaches from 0 to 50%	( ) reaches from 76 to 100%	( X ) reaches from 0 to 50%	( ) reaches from 76 to 100%

5 - Indicators of the functional area	2007	2006

N° of employees at the end of the period	20,473	13,159
N° of admissions during the period	9,825	4,792
N° of outsourced employees	455	5,161
N° of internships	68	36
N° of employees over 45 years	1,802	1,340
N° of women working at the company	7,829	5,558
% of women on leadership duties	28.00%	32.71%
N° of african Brazilian working at the company	4,145	1,589
% of african Brazilian on leadership duties	13.00%	3.01%
N° of employees with deficiency or special needs	335	331

Social Balance / 2007

Company: TAM S.A. and TAM S.A. and subsidiaries
Consolidated

6 - Relevant information regarding management citizenship			2007			Targets 2008

Relationship between higher and smaller salaries		182			194

N° of total work accidents		136			363

	( ) directors	( X ) directors	( ) all	( ) directors	( X ) directors	( ) all
Social environmental projects developed by the Company were defined by:		and managers	employees		and managers	employees

	( ) directors	( ) all	( X ) all CIPA	( ) directors	( ) all	( X ) all CIPA
	and managers	employees	menbers	and managers	employees	menbers
Standards of safety and salubrity at the Company were defined by:

Regarding the union freedom, the right of collective negotiation and to the internal	( X ) is not	( ) follows the	( ) incentives	( X ) will not	( ) will follw	( ) will incentive
representation of employees, the Company:	involved	rules of OIT	andfollows OIT	be envolved	OIT rules	and follow OIT

	( ) directors	( ) directors	( x ) all	( ) directors	( ) directors	( x ) all
Private pension includes:		and managers	employees		and managers	employees

	( ) directors	( ) directors	( x ) all	( ) directors	( ) directors	( x ) all
Profiting sharing includes:		and managers	employees		and managers	employees

When the Company selects suppliers, the same ethical, social responsability and	( ) are not	( X ) are	( ) are	( ) will not be	( x) will be	( ) will be
environmental standards:	considered	recommended	demanded	considered	suggested	demanded

	( ) is not	( ) supports	( X ) organizes	( ) will not be	( ) will support	(x ) will
Regarding the participation of employees on volunteer programs, the Company:	envolved		and incentives	envolved		organize and incentive

	at the	at Procon	at justice 3.004	at the company	at Procon	at justice 3.004
N° of total complaints and consumer´s critics:	company	496		36.566	496
36.566

	at the	at Procon	at the justice	at the Company	at Procon	at the justice
% of complaints/consumer critics assited or solved:	Company	ND	ND	100%	ND	ND
100%
Total added value to be distributed: (in R$ thousand):	In 2007: 2,306,001			In 2006: 3,409,942

	28.8% government	31.3% collaborators		32.6% government	22.5% collaborators
Distribution of added value (DAV)	2% shareholders	36.3% third parties	1.6% retained	3.9% shareholders	28.6% third parties	12.3% retained

7 - Others informations

TAM S.A. CNPJ: 01.832.635/0001 -18 Business sector: transportation and logistic services. UF: SP
Details, projects and comments are mentioned at the company´s Management Disclosure and Analysis, which are part of the financial statements
Responsable for informations: Roberto Hobeika Phone: 5033-2102 rhreg@tam.com.br
This Company does not utilize child nor slave labor, has no involvement with prostitution or the sexual exploitation of children or adolescents, nor is it involved with corruption. Our Company values and respects diversity - both internally and externally.

Considerations: 2. Internal Social Indicators: Pension Plan: withdrawal of closed plan to an open PGBL with possible transfer of risks, without altering the benefits already awarded. 3. External Social Indicators: Social contributions to education, health and sports awarded through financial grants, airline tickets and fiscal incentives to the Municipal Child and Adolescent Fund of São Paulo and Rouanet Law incentives. 4. Environmental Indicators: In 2006, the Company increased its investments in the environments in order to attain ISO 14000 certification. 6. Relevant Information: The Company will adopt new procedures in the control and monitoring of complaints and prosecutions at Procon and at the Justice Department as of 2007.

TAM S.A. and
TAM S.A. and subsidiaries

Notes of accompanying to the Financial
Statements on December 31, 2007 and 2006
In thousands of reais unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interest in the capital of companies that carry out air transportation activities. The Company holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted, both headquartered in the Cayman Islands, whose activities are related to the purchase and financing of aircraft. Debt issued these wholly-owned companies is wholly and unconditionally guarantee by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interest in other companies. This invested no registered operations during exercise

TLA consolidated financial statements Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of financial statements

The present financial statements were approved by the Company’s Board of Directors on March 28, 2008.

The individual and consolidated financial statements were prepared in accordance to the accounting policies adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the financial statements, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial statements include,therefore, estimates related to the selection of the useful lives of property, plant and equipment, necessary allowances for contingent liabilities, establishment of allowances for income tax and other similar ones. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and premises at least once a year.

In order to provide additional information, the Company is also presenting here: (a) a cash flow statement (“DFC”)(Attachment I) prepared in accordance with the International Accounting Standard (NPC) 20/99 from the Brazilian Institute of Independent Auditors – (“Ibracon”) and (b) an added value statement (“DVA”)(Attachment II) prepared in accordance with the CVM opinion 24/02, the CVM Circular Letter 01/00, and the Resolution 1,010 as of January 21, 2005 from the Federal Accounting Council (“CFC”).

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

As a result of a change in accounting practice for the recognition of derivative financial instruments at market value, as mentioned in Note 21 (h), the financial statements for the year ended December 31, 2006 have been restated, in accordance with NPC 122, approved by CVM Resolution 506/06. The impacts from this change in accounting practice are described in Note 21 (h).

(a) Determination of results of operation

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i.	air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii.	tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii.	revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv.
other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or closing of financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements (parent company and consolidated) are basically measured by using the current that best reflectgs the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company financial statements, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term assets

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments, stated at cost plus accrued earnings up to the balance sheet date.

Trade accounts receivable are shown at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to face any losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are presented at their net realizable values.

(d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising from the acquisition of TLA is based mainly on the acquired company’s expected future profitability, and was amortized over up to ten years, as of the date on which the benefits started to be generated. This goodwill was entirely up to December 31, 2007 in the consolidated financial statement for December 31,2006 the balance was reclassified as "deferred assets".

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be amortized upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96.

Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the asset revalued book value (depreciation is taken to income) in excess of depreciation based on the asset original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to bring down the cost of revalued value of individual assets to their net values, at the rates mentioned in Note 11. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is promptly decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Engine maintenance expenses are included in their cost and depreciated until the next scheduled maintenance date.

• Deferred charges

Deferred charges ,in the consolidated financial statement is presented for the goodwill arising from the acquisition of TLA.

• Intangible

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the adequate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method throughout their useful lives, in terms no longer than 3 years.

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment wheneter events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of het selling price and value in use. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of these plans participants to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 25 (a).

A liability is recognized as employees’ profit sharing whenever certain performance targets are accomplished (Note 25 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15% rates, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of actual income.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Rule no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(i) Leases agreements

i
Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” in consideration of “Leases payable”, recorded in current and long-term liabilities.

ii
Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are first recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayment made.

Non-convertible debentures and senior bonus are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

On December 31, 2007 and 2006, TLA's customers had earned points which had not been utilized.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(m) Interest on own capital

Interest on own capital which has been paid or provided is accounted for as financial expense. For financial statement presentation purposes, this interest is reclassified to retaineid earnings (accumulated deficit).

(n) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

During 2007, the Company pursing on-going improvements in best corporate governance practices and financial controls, changed its accounting method and started recognizing these operations at their fair market value. For comparison purposes, the financial statements referring to the period ended December 31, 2006 have been adjusted. (Note 20 (h)).

(o) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(p) Capital and earnings reserves

Capital reserves include donations of assets and monies, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limito of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the budget capital proposed by the Company management, subject to the approval of a Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(q) Dividends

The Company by-laws establish that all stockholders are entitled at theto a minimum dividend of 25% of net income for each year, calculated in accordance with the Brazilian corporate law.

(r) Consolidated Financial Statements

The consolidated financial statements include the financial information of TAM S.A.and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated
	financial information	2007	2006

TLA	December 31, 2007	100.00	100.00
Fidelidade (*)	December 31, 2007	99.99	99.99
TAM Capital (*)	December 31, 2007	100.00
TAM Financial 1 (*)	December 31, 2007	100.00
TAM Financial 2 (*)	December 31, 2007	100.00
MERCOSUR	November 30, 2007	94.98	94.98
TP Participações	December 31, 2007	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(*) The financial statements of the TLA, which were taken as a basis for consolidatien, consider the sales of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures it is important to mention that:

i.
The company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds was recognized in the “Financial income” item as set out in Note 3; and

ii.
The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the Financial Statements’ date, pursuant to Pronouncement XXV of Ibracon, as approved by the CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the share of net income, the effects of the exchange rate variation on the subsidiaries’ stockholders’ equity.

3 Financial investments

(a) Breakdown of balances

			Parent company		Consolidated

	Interest Income
	(average weighted)	2007	2006	2007	2006

In local currency
Exclusive investment funds		431,632	595,167
Investment funds				18,369	23,150
Bank deposit certificates – CDB	104.4% of CDI			90,308	121,868
Fixed income bonds
Pre fixed	12.1% p.a.			865,435	1,132,256
Post fixed	70.8% of CDI	79,082	73,338	86,130	75,140
	100% of Selic			236,998	611,177
	IPCA + 7.5% p.a.			126,375	185,235
	IGPM + 3.9% p.a.			25,705	9,433
Overnight				194,348	24,090
Debentures	101.8% of CDI			84,923	65,992
Variable income bonds (shares)				5,776	50,529
Other				502	20,355

		510,714	668,505	1,734,869	2,319,225

In foreign currency
Fixed income funds				13,222	11,295
Bank deposit certificates – CDB				723,913

				737,135	11,295

		510,714	668,505	2,472,004	2,330,520

The Company contracted swap operations with financial institutions, related to tax and/or currency exchange, for part of the financial investments pegged to the Interbank Deposit Certificate ("CDI" - Certificado de Depósito Interfinanceiro) (Note 27).

(b) Exclusive investment funds

The Company and TLA participate jointly in the following exclusive investment funds:

		TAM’s Share		TLA’s Share	Stockholders’ Equity

	2007	2006	2007	2006	2007	2006

Spitfire II Fundo de Investimentro em Cotas de Fundos
de Investimento Multimercado	431,632	595,167	1,230,790	1,653,271	1,662,422	2,248,438

Total	431,632	595,167	1,230,790	1,653,271	1,662,422	2,248,438

Through this investment fund, the Company participates indirectly in following funds:

• Constellation Fundo de Investimento Multimercado;
• 14 BIS Fundo de Investimento Multimercado;
• Fundo de Investimento Multimercado First Class;
• Stearman Fundo de Investimento Multimercado;
• Cruiser Fundo de Investimento Multimercado; and
• Tucano Fundo de Investimento Multimercado.

The purpose of these funds is to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Interbank Deposit interest rate – also known as CDI.

The financial investments in investment funds can be redeemed at any time without losses to the recognized revenue.

4 Accounts receivable – Consolidated

(a) Breakdown of balances

			2007	2006

	Domestic	International	Total	Total

Credit cards	529,204	45,835	575,039	437,627
Travel agencies	186,154	53,593	239,747	218,746
Account holders	34,568	1,993	36,561	25,917
Other airlines	1,674	190	1,864	29,799
Cargo agencies	5,658	45,288	50,946	20,583
Prepaid checks	14,968		14,968	13,412
Other	69,043		69,043	73,275

Total	841,269	146,899	988,168	819,359

Allowance for doubtful accounts	(40,705)	(9,535)	(50,240)	(38,387)

Total	800,564	137,364	937,928	780,972

“Other” includes, substantially, accounts receivable operations and sales of Loyalty Program points affiliated partners.

(b) Aging list – Receivables by due date

Breakdown	2007	2006

Not yet due	892,581	722,798
Overdue
Up to 60 days	20,663	21,801
From 61 to 90 days	11,582	6,933
From 91 to 180 days	7,056	14,561
From 181 to 360 days	10,332	15,253
Over 360 days	45,954	38,013

	988,168	819,359

c) Changes in the allowance for doubtful accounts

	2007	2006

Balance at the beginning of the period	38,387	48,029
Additions (recorded as selling expenses)	12,399	20,955
Recoveries	(546)	(30,597)

Balance at the end of the period	50,240	38,387

5 Inventories - Consolidated

(a) Breakdown of balances

	2007	2006

Spare parts and material for repairs and maintenance	210,432	114,194
Other inventories	5,219	10,635

Total	215,651	124,829
Provision for losses and depreciation	(53,180)	(10,954)

Total	162,471	113,875

At December 31, 2007, due to management’s decision to discontinue the use of F100 aircraft in its fleet, a provision was recorded for the sale of parts and materials relating to this aircraft, including the ones which were originally recorded in plant, property and equipment and were transferred to inventories.The value of R$ 42,226 was recorded as “Non-operating result”.

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Changes in the provision for inventory depreciation

	2007	2006

Balance at the beginning of the period	10,954	12,527
Additions	42,226	548
Reversions		(2,121)

Balance at the end of the period	53,180	10,954

6 Taxes recoverable

	Parent Company			Consolidated

	2007	2006	2007	2006

Income tax and social contribution	38	38	13,295	1,601
Contribution to Social Integration Program (“PIS”) and
Contribution to Social Security Financing (“COFINS”)			29,282	29,518
Tax on Sale of Goods and Services (“ICMS”)			13,364	15,302
Withholding income tax	16,112	6,731	17,131	7,721
Other			13,945	13,203

	16,150	6,769	87,017	67,345

“Other” related to prepaid foreign taxes which are recoverable.

7 Advances to aircraft manufacturers and maintenance - Consolidated

At December 31,2007, as part of the Company’s long term fleet plan, advances made to aircraft manufactures in the amount of R$ 969,555 (2006 – R$ 352,708), equivalent to US$ 547,369 thousand (2006 – US$ 164,971 thousand). Of this total, R$ 864.440 (2006 – R$ 221,793) relates to aircrafts with delivery scheduled for the next year.

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement of these amounts at the time of the aircraft delivery.

At December 31,2007, in order to cover for repair to structure, engines or landing gears of the aircraft, contractual pre-payments were made in the amount of R$ 119,633 (2006 - R$ 46.596), equivalent to US$ 67,540 thousand (2006 – US$ 21.794 thousand).

The amounts disbursed are kept as advances, since TLA is guaranteed reimbursement based on the compared at the completed maintenance.

8 Deposits in guarantee - Consolidated

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At December 31, 2007 the balance of deposits was made R$ 161,488 (2006 – R$ 144,444).

9 Investments

(a) Breakdown of balances

	Parent Company			Consolidated

	2007	2006	2007	2006

Ownership interest in subsidiaries	1,513,279	1,399,367
Negative goodwill on acquisition of subsidiaries	(11,099)	(10,382)
Other investments			70	70

	1,502,180	1,388,985	70	70

(b) Information on subsidiaries

				2007	2006

	TLA	Mercosur	TP	Total	Total

Number of shares
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Stockholders’ equity	1,463,522	52,356	30
Net income (loss) for the period	134,014	(200)
Book value of investment	1,463,522	49,727	30	1,513,279	1,399,367
Equity in earnings	134,014	(190)		133,824	577,360

(c) Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balance on January 01, 2006	359,859	34,873		394,732

Adjustment of previous yerars	(14,877)			(14,877)
Aircraft engine write-off	(4,146)			(4,146)
Revaluation of own assets	12,583	(2,064)		10,519
Interest on stockholders' equity declared	(16,911)			(16,911)
Advance for future capital increase	508,486			508,486
Equity income	502,458	19,106		521,564

Balances on December 31, 2006	1,347,452	51,915		1,399,367

Payment of capital	27,584		30	27,614
Aircraft engine write-off	(7,078)			(7,078)
Revaluation of own assets		(1,998)		(1,998)
Interest on stockholders' equity declared	(38,450)			(38,450)
Equity income	134,014	(190)		133,824

Balances on December 31, 2007	1,463,522	49,727	30	1,513,279

10 Related party transactions - Consolidated

					2007	2006

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Interest on stockholders’ equity and dividends receivable		55,361			55,361	44,495
Current payables – intercompany loans		(536)			(536)	(536)
Advance for capital increase (AFAC)						(508,486)

TLA
Accounts receivable			1,310	57,346	58,656	43,866
Accounts payable						(1,108)
Long-term receivables – intercompany loans	536				536	536
Interest on stockholders’ equity and dividends payable	(55,361)				(55,361)	(44,495)
Other operating income			30,220		30,220	19,739
Advance for capital increase (AFAC)						508,486

Mercosur
Cost of services rendered		(30,220)			(30,220)	(19,739)
Accounts receivable						1,108
Accounts payable (deposits in guarantee)		(1,310)			(1,310)	(1,607)

Fidelidade
Accounts payable		(57,346)			(57,346)	(42,259)

	(54,825)	(34,051)	31,530	57,346

During the year ended December 31, 2007, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), as reimbursement for the use of its structure, in particular the import and human resources areas, R$ 820 (2006 – R$ 1,244), credited to “Cost of services rendered”. Tam Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília executed a contract for the utilization of the hangar located by the Congonhas airport, for a period of 10 years. TLA paid TAM Marília R$15,500 and may use the facilities and the infra-structure of the hangar, aiming at exploring the activities of its old cargo terminal. The total amount was established based on valuation reports prepared by independent companies, reflecting the economic premium that such a location will bring to TLA’s cargo activities.

In March, 2005, the Company and its subsidiaries executed a contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by the Consumer Price Index (IGPM), which totaled R$ 14,331during the period ended December 31, 2007 (2006 – R$ 14,051), recorded as “Administrative expenses”.

The operations performed between the companies were carried out under conditions similar to market ones.

11 Property, plant and equipment – Consolidated (a) Breakdown of balances

	Flight equipment	Land and buildings	Computers and Software	Machinery and equipment	Lease-hold improvements	Construction in progress	Others	Total

2006
Cost	760,107	219,930	98,158	64,303	10,565	43,406	73,352	1,269,821
Accumulated depreciation	(341,412)	(12,463)	(42,636)	(31,254)	(4,576)		(45,795)	(478,136)

Residual value	418,695	207,467	55,522	33,049	5,989	43,406	27,557	791,685

Balance on December 31, 2006	418,695	207,467	55,522	33,049	5,989	43,406	27,557	791,685

Acquisitions	147,998		37,028	14,998	23,911	16,322	11,698	251,955
Transfers	(83,951)						-	(83,951)
Disposals/Write-off	(27,072)		(2,617)	(3,225)	(796)	(78)	(938)	(48,542)
Reversal of revaluation reserve	(5,134)	(13,816)						(5,134)
Depreciation	(76,585)	(4,876)	(20,827)	(6,535)	(2,117)		(5,188)	(116,128)

Balance on December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

2007
Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

2007

Residual value	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

On August 1, 2007, the Board of Directors approved a donation of the land previously utilized by the Cargo Terminal – TAM Express to the municipality of São Paulo. The Company has already been granted the release of the property by the financial institution which had it as a guarantee for loan, and is currently awaiting the legal formalities in order to complete the donation process. Thus, on September 30, 2007, the amount of R$ 1,886 was recorded as “Non-operating result”.

Buildings and other Company assets damaged in the accident had insurance coverage. Negotiations are underway for reimbursement of such losses. Management understands that damaged assets will be fully reimbursed.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, which assembles parts required for aircraft remodeling.

The properties and improvements of the subsidiary TLA (Note 12) have been mortgaged as guarantee to loans in the total amount of R$ 110,499 (2006 – R$ 110,499).

(b) Revaluation (Note 21 (d))

TLA recorded a revaluation of aircraft engines and properties, that year resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 net of the provision for income tax and social contribution, pursuant to the CVM Deliberation 273/98). The revaluation was based on the fair market value of the assets at that time. When applicable, new estimates of useful lives of these items were determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on evaluation reports prepared by independent experts. This evaluation resulted in a decrease in the Company’s stockholders’ equity of R$ 832, with a R$ 790 net effect at TAM. The evaluation was based on the fair market value of the assets at that time

Pursuant to the CVM Deliberation 183/95, upon realization of the revaluation reserve R$ 3,665 was appropriated to the “Retained earnings” item in the period ended December 31, 2007 (2006 – R$ 4,246).

12 Loans and financing – Consolidated

		Interest rates	Payment terms and
	Guarantees	(weighted average)	year of last payment	2007	2006

Local currency

Leasing of IT equipment	Promissory note R$ 30,674	Fixed interests to 7.9% p.a. to 18.4% p.a. (14.6% p.a)	Monthly until 2010	10,556	7,534
Leasing of IT equipment	Promissory note R$ 20,932	CDI + Spread 0.8% p.a. to 4.0% p.a.(3.5% p.a)	Monthly until 2010	21,934	32,269
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (4.5% p.a).	Monthly until 2011	58,040	72,979
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (3.0% p.a).	Monthly until 2012	8,149	11,762
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (101.1% p.a of CDI)	Quarterly until 2008	223,573	129,952
Other	Liens + Promissory Note of R$ 7,446	TJLP + 3.0% p.a. to 4.0% p.a. Spread(3.3% p.a)	Monthly until 2012	7,561	6,006

				329,813	260,502

Foreign currency

FINIMP	Promissory note US$ 21,762 thousand	Exchange Variation + 5.3% p.a. to 6.7% p.a.(6.5% p.a)	Annual until 2009	84,883	134,113
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 1.6% p.a. to 3.0% p.a. Spread (2.2% p.a)	Half-yearly until 2012	51,414	42,083
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,137	14,014
Financing - Machinery and equipment	Deposits in guarantee	1 month LIBOR + 5.0% p.a.	Monthly until 2008	738	1,308

Financing – Pré-delivery payment	Unconditional guarantee	1 month LIBOR + 0.6% p.a. (0.6% p.a)	Six-monthly until 2011	621,734
Other	Promissory notes US$ 2,252 thousand	6 month LIBOR + 2.5% p.a.	Six-monthly until 2007	618	752

				770,524	192,270

				1,100,337	452,772

Current				(881,148)	(221,908)

Non-current				219,189	230,864

FINIMP – Import Financing, FINAME – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

Long-term maturities are as follows :

Year	2007	2006

2008		79,092
2009	126,990	90,437
2010	60,097	24,548
2011	23,015	22,818
2012	2,487	3,997
After 2012	6,600	9,972

	219,189	230,864

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million at pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery or 4 777 – 300 ERS with firm purchase orders and delivery scheduled for 2008. At December 31, 2007, the balance of this loan is R$ 516,725.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117.1 million at pre-delivery payments for 30 Airbus aircrafts contracted with the manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On December 31, 2007, the outstanding loan totaled R$ 105,009.

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of loans. At December 31, 2007, the Company complied with all such covenants.

13 Leases Payable - Consolidated

		Monthly
		payments
	Financial charges	with final
	(weighted average)	due date in	2007	2006

Foreign currency

Airbus A319/A320 engines	6 month LIBOR + 1.5% p.a (6.4% p.a.))	2015	29,536	46,166
	1 month LIBOR + 1.5% p.a. (6.4% p.a.)	2017	8,088
Airbus A330 engines and
spare parts	1 month LIBOR + 1.5% p.a. (6.1% p.a.)	2010	3,785	5,939

Refinancing of operational	1 month LIBOR + 1.6% p.a. 1.75% p.a. (8.1% p.a.)	2021	17,813	24,365
lease installments	6 month LIBOR + 0.7% p.a. to 6.7% p.a. (7.6% p.a.)	2020	42,397	73,465
	3 month LIBOR + 0.03% a 1.8% p.a. (6.5% p.a.)	2022	19,342	8,247
	Fixed interest (1.1% p.a.)	2011	5,152	3,880

			126,113	162,062

Current			(72,917)	(69,108)

Non-current			53,196	92,954

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Long-term maturities are as follows:

Year	2007	2006

2008		27,814
2009	23,023	27,765
2010	7,755	13,691
2011	5,754	8,631
2012	5,151	5,845
2013	4,162	9,208
After 2013	7,351

	53,196	92,954

14 Commitments

(a) Ordinary operating lease agreement – Consolidated

TLA has liabilities arising under transactions contracted and aircraft leases of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related subsidiary. Leased aircrafts include: 10 Fokkers-100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3MD-11 (2006 - 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These agreements have an average term of 102 months and are denominated in U.S. dollars plus LIBOR The cost of aircraft leases, recognized in the consolidated statement of income in the item “Costs of services rendered”, totaled R$ 853,737 for the period ended December 31, 2007 (2006 – R$ 704,523), equivalent to US$ 481,983 thousand (2006 – US$ 323,606 thousand).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions set forth in the agreement, promissory notes were offered, guaranteed by the Company, totaling US$ 49,222 thousand on December 31, 2007 (2006 – US$ 60,943 thousand).

Future disbursements due on these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			In thousands of
				US dollars

		Monthly
	Financial charges	payments with
	(weighted average)	final payment in	2007	2006

Airbus A319	1 month LIBOR + 1.6% p.a. (6.3% p.a.)	2014	133,450	115,713
	3 month LIBOR + 1.6% p.a. (5.5% p.a.)	2013	31,093	15,279
	6 month LIBOR + 1.5% a 1.7 p.a. (6.2% p.a.)	2020	255,851	177,065

Airbus A320	Fixed interest 4.0% p.a.	2015	227,093	65,708
	1 month LIBOR + 1.6% p.a 1.7% p.a. (6.6% p.a.)	2021	314,828	124,924
	3 month LIBOR + 0.03% a 2.8% p.a. (6.4% p.a.)	2021	858,263	419,584
	6 month LIBOR + 0.7% a 3.5% p.a. (5.7% p.a.)	2020	743,411	505,146

Airbus A321	3 month LIBOR + 0.03% p.a (5.3% p.a.)	2020	188,595

Airbus A330	Fixed interest 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	548,894	231,110
	6 month LIBOR (6.8% p.a.)	2017	654,544	443,196

Airbus A340	Fixed payment US$850.000	2020	198,900

Fokker 100	Fixed interest 1.1% p.a. to 2.0% p.a. (1.6% p.a.)	2010	4,645	73,934
	6 month LIBOR (5.4% p.a.)	2008	3,437	6,961

Boeing MD-11	Fixed payment US$399.000	2008	10,773

Airbus Engines	Fixed interest 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	2010	12,521	7,143
	6 month LIBOR (5.2% p.a.)	2014	11,784	8,359

			4,198,082	2,194,122

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	2007	2006

2007		332,949
2008	705,477	307,169
2009	629,319	276,941
2010	600,525	264,053
2011	182,203	247,434
2012	521,481	231,711
After 2012	1,559,077	533,865

	4,198,082	2,194,122

(b) Commitments for future aircraft leases

i.	Airbus:

In 1998, TLA signed an agreement to purchase Airbus aircraft. This contract represents commitment to purchase 2 A320 aircrafts to be delivered through 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, 16 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquisition a further 37 Airbus aircraft (31 aircraft norrow body family A320 and 6 A330) for delivery by 2010.

On June 28, 2007, the Company also executed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with 10 more options will be delivered between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the others will be delivered in 2011, is related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii.	Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery starting in 2008.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will serve as a bridge loan until the delivery of the 4 Boing 777-300 ER in 2008.

15 Reorganization of the Fokker 100 Fleet - Consolidated

As a result of the process of reorganizing its Fokker 100 fleet, on December 19, 2003, TLA terminated 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a consequence, TLA agreed to pay a contractual penalty in 30 consecutive quarterly installments, with due dates between April 2004 and July 2011, in the original amount of R$ 94,188, fully recorded in the income for that period. Guarantee letters were offered by the Company.

TLA also negotiated the extension of due date of certain installments due by the date of execution of the referred agreement, in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing mode.

On December 31, 2007, the total amount of the commitment was R$ 53,024 (2006 – R$ 74,619), equivalent to US$ 29,935 thousand (2006 –
US$ 34,901 thousand), R$ 11,501 of which (2006 – R$ 11,813) is classified in current liabilities.

Non-current maturities have the following breakdown:

	Consolidated

Year	2007	2006

2008		12,659
2009	13,963	16,854
2010	15,825	19,101
2011	11,735	14,192

	41,523	62,806

16 Advances from ticket sales - Consolidated

On December 31, 2007, the accounting balance of the item “Advances from ticket sales” in the amount of R$ 791,546 (2006 – R$ 759,210), which is represented by 2,698,341 (2006 – 2,263,942) ticket coupons sold but not yet used.

17 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent Liabilities

Management of Company and subsidiaries recorded provisions for contingencies classified as probable loss, according to avaliação from the Company’s outside legal counsel. On December 31, 2007 and 2006, the total amount of provisions and the judicial deposits related to the matters being challenged in court are summarized below:

	Balance		Reversions	Monetary	Balance	Judicial	Balance net
	in 2006	Increase	and payments	restatement	in 2007	deposits	in 2007

COFINS and PIS (i)	382,005	153,466	(163,911)	24,972	396,532	(33,856)	362,676
Additional tariff (ii)	247,790	50,058		25,843	323,691		323,691
Withholding income tax	11,910	591		172	12,673		12,673
Staff fund (iii)	50,514	15,802		5,236	71,552		71,552
Income tax						(3,164)	(3,164)
Other	4,027	769			4,796	(20,848)	(16,052)

	696,246	220,686	(163,911)	56,223	809,244	(57,868)	751,376

Labor (iv)	4,815	10,275	(2,279)		12,811	(12,386)	425
Civil	21,700	1,622	(664)		22,658	(4,763)	17,895

	722,761	232,583	(166,854)	56,223	844,713	(75,017)	769,696

(i)
It refers to the discussion about the constitutionality of the change in the PIS tax base and the increase in the COFINS rate and calculation basis , introduced under Law n° 9,718/98. Judicial deposits were made for certain months, and for the others TLA is backed by court measures. These amounts, net of judicial deposits, are updated according to the variation in the SELIC rate.

On November 9, 2005, the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter, the Company was successful in obtaining favorable ruling in one lawsuit that enabled the reversal of the provision in the amount of R$ 7,560, R$ 3,496 of which were recorded as administrative expenses and R$ 4,064 directly in the financial result. On December 31, 2007, six lawsuits were yet to be judged.

(ii)
It refers to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA’s management, based on the opinion of its outside tax counsel, is challenging the constitutionality of this collection, and the non-payment is backed by a court order.

(iii)
Corresponds to the collection of 2.5% on the payroll montly, aimed at private social service and professional qualification entities. TLA, based on the opinion of its outside tax counsel, is challenging the constitutionality of this collection, and the non-payment is backed by a court order.

(iv)
On December 31, 2006, the judicial deposits presented a value in excess of the contingency provisions because of court withholding orders and judicial deposits for contingencies not included within the provision constituted in accordance with the CVM Opinion 15/87.

(b) ICMS

(i)
On December 17, 2001 the Federal Supreme Court ruled that revenues deriving from domestic and international air passenger transportation, as well as from international air cargo transportation, were no longer subject to ICMS.

ICMS is still levied on domestic air cargo transportation revenue. On December 31, 2007, the provision kept by the Company totaled R$ 6,059 (2006 – R$ 7,467), recorded in “Taxes and tariffs payable”. On December 31, 2007, the installments due in more than one year totaled R$ 136 (2007 – R$ 171), classified in the item “Other accounts payable”.

(ii)
The collection of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filed several actions for refund of overpayment, in several states of the Country. However, the Company will only recognize the credits involved, estimated at approximately R$ 55.000, and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

The Company and its subsidiaries are involved in other fiscal, labor and civil lawsuits involving possible risk of losses, according to the opinion of its legal counsel, in the estimated amount of R$ 423,125 (2006 - R$ 292,242).

(c) Contingent Assets

(i)	Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance purpose of that cause took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245,000 was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by the Company determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(ii)	Additional airport tariffs ATAERO

TLA filed a claim for advance custody addressing the legality of the extra airport tariffs ATAERO, which levies at the rate of 50% on the tariff amount. On December 31, 2007, the amount under discussion totaled approximately R$ 525,716 (2006 - R$ 430,537), not recognized in the accounting records.

18 Debentures

			Nominal
Date	Series	Quantity	value – R$	2007	2006

TAM
August 01, 2006	exclusive	50,000	10,000	523,147	528,573

TLA
April 22, 2003	first	473,006	100	4,308	21,282
April 22, 2003	second	222,835	100	2,029	10,026
May 16, 2003	third	177,165	100	2,675	8,783

		873,006		9,012	40,091

				532,159	568,664

Current				(32,159)	(60,588)

Non Current				500,000	508,076

The Company and TLA are subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits to issue financial debt, and priority in the repayment of debentures. At December 31, 2007 and 2006, all these covenants were complied with.

TAM

At a meeting held on July 7, 2006, the Board of Directors approved the issuance for public distribution of simple, nominative, non-convertible debentures of the unsecured type (with no guarantee or preference), with personal guarantee provided by the subsidiary TLA.

The debentures have a nominal value of R$ 10 and a term of six years, and the payment terms call for three successive, annual payments, the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”).

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 (hundred reais) each, totaling three series. Each series falls due 60 months as of the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP). The credit rights are represented by travel agencies and held at Itaú Bank, received on the 24th of each month, in amounts considered sufficient to settle the monthly installments.

19 Senior Notes - Consolidated

On April 25, 2007, TAM Capital concluded the offer of senior bonds in the total amount of US$ 300 million with interest of 7.375%, paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company opted to register the securities with the Securities and Exchange Commission (“SEC”) on October 30, 2007.

At December 31, 2007, this commitment amounted to R$ 538,466, equal to US$ 303,995 thousand, of which interest of R$ 7,076 is classified in current assets.

20 Income tax and social contribution - Consolidated

(a) Reconciliation of income tax and social contribution benefit (expense)

		Consolidated

	2007	2006

		(Note 21 (h))

Consolidated income before income tax and social contribution	170,985	938,038

Rates - %	34%	34%

Expenses with income tax and social contribution	(58,135)	(318,933)

Non deductibles/non taxables itens	4,020

Income tax and social contribution on interest on equity	12,612	5,749

Income tax and social contribution on permanent additions (exclusions)	(596)	(12,094)

	(42,099)	(325,278)

Income tax and social contribution
Current	(138,956)	(269,642)
Deferred	96,857	(55,636)

	(42,099)	(325,278)

The above statement reflects the transactions of the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Breakdown of deferred income tax and social contribution assets

		Consolidated

	2007	2006

	(Note 21(h))

Accumulated tax losses	3,556
Accumulated negative bases of social contribution	2,508	5,184
Temporary differences in the calculation of taxable income	227,301	140,210

Total	233,365	145,394

Current	(37,950)	(36,117)

Non current	195,415	109,277

The temporary differences are basically related to provisions for contingencies, allowance for doubtful accounts and exchange rate variations.

Deferred outstanding taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded on December 31, 2007 and 2006 is net of income and social contribution tax charges incurring on that increment, calculated on aircraft turbines and property. The referred deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 50,861 on December 31, 2007 (2006 - R$ 56,306).

21 Stockholders’ equity

(a) Authorized capital

On December 31, 2007 and 2006, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, upon resolution of the Board of Directors.

(b) Subscribed capital

It is comprised of 150,585,147 book-entry shares, 59,791,955 of which are common shares and 90,793,192 are preferred shares (2006 - 150,563,341 book-entry shares, 59,791,955 of which are common shares and 90,771,386 are preferred shares).

At the Board of Directors meeting held on August 29, 2007, a capital increase through the exercise of share options was approved, with the subscription of 16,140 preferred shares with no par value, under the 1st grant, and 5,666 preferred shares with no par value under the 2nd grant, at the issue prices of R$ 15.21 and R$ 44.38 per share, respectively, for a total of R$ 497. Payment of this capital increase was made on November 30, 2007.

On December 31, 2007 and 2006 , the Company did not hold any shares in treasury.

The common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote, except in certain matters, while the Company is listed on BOVESPA’s Level 2; however, they have priority in the distribution of dividends and in capital reimbursement, without any premium, in case the Company is liquidated, and the right to participate, under the same terms as the common shares, in the distribution of any benefits to shareholders.

On March 10, 2006, the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company. The price of the primary offering of preferred shares was R$ 42.00 per share, totaling R$ 210,000. The goodwill on the issuance was R$ 183,619.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related of 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share, totaling R$ 63,164. The goodwill on the issuance was R$ 55,229.

As per the Adhesion Agreement executed with BOVESPA, the Company has a three-year period, as of June 13, 2005, to comply with the requirement to have a free float of 25% of this shares. Since August, 2007 the free float has been 53.85% (unaudited).

(c) Capital reserve – Goodwill in share subscription

The goodwill reserve was ascertained on the subscription of shares due to the increment of the received net assets in relation to the amount transferred as capital increase, and benefits all the shareholders indiscriminately.

(d) Revaluation reserve (Note 11(b))

The amount from the revaluation reserve constituted in previous years, proportional to the depreciation on the revalued permanent assets, was transferred to the “retained earnings/accumulated losses” item, and on December 31, 2007, totaled R$ 3,665 (2006 - R$ 4,246). Out of the total reserve, R$ 33,034 (2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which on December 31, 2007 amounted to R$ 50,861 (2006 - R$ 56,306), are recognized in the income as the reserve is realized.

(e) Dividends and interest on equity

Pursuant to the Company's Bylaws, shareholders are assured a minimum compulsory dividend of 25% of net income for the year, after deducting and to the legal reserve. Interest on own capital which has been paid or credited may be deducted from mandatory dividends. The preferred shares have priority in capital reimbursement and the right to dividends at least equal to those distributed to the common shares.

Dividend calculation is subject to approval at the Annual General Meeting and is shown as follows:

	2007	2006

		(Note 21(h))

Net income for the year	128,896	611,750
Adjustments of previous years and accumulated losses		(64,715)
Ibracon Technical Interpretation 01/06		15,445
Legal reserve constitution - 5%	(6,445)	(27,798)
Revaluation reserve realization	3,665	4,246

Dividend calculation basis	126,116	538,928
Percentage minimum compulsory	25%	25%

Minimum compulsory dividend
R$ 0.20937693 per share (2006 R$ 0.89485465 per share)	31,529	134,732

Interest on equity, net of withtholding income tax (15%)
R$ 0.20937693 per share (2006 – R$ 0.09547170 per share)	31,529	14,374

Complementary dividend	35,000	120,358

Interest on own capital and dividends distributed	66,529	134,732

The supplementary dividend of exercise ending December 31, 2007 in the amount of $ 35,000 relate to the distribution of profits of previous years

(f) Retained profit reserve

In compliance with article 196 of the Corporate Law, the remaining installment of the distribution net profit and other statutory allocations are earmarked to this reserve to comply with the 2008 capital budget, as well as to the Company’s working capital, aiming at future investments in the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan. The Board of Director is responsible for defining and managing the referred plan.

As of December 14, 2007, the Board of Directors approved the 3rd call option grant for the purchase of 780,311 preferred shares issued by the Company to directors and employees.

At the Extraordinary General Meeting held on September 27, 2007, a special granting of stock option was approved for the purchase of 230.000 preferred shares issued by the Company to a Director in compliance with the following conditions: (a) the price of the shares subject to the stock option granted shall be the average price of the company’s preferred shares in August 2007, according to the BOVESPA; (b) the price per share determined pursuant to the abovementioned condition shall be granted with a twenty percent (20%) discount; (c) the options shall be exercised within 24 (twenty four) months after the granting date, as long as, during that term, The Director does not terminate his work agreement without a cause, nor does the Company with a cause; (d) the granting right and the exercise of the options is maintained in cases of permanent disability or decease of the Director, and may be exercised by his heirs and successors; (e) the granting approved herein must happen on this date, and the management shall be responsible for taking all applicable measures; (f) this granting is extraordinary and does not harm the rights of the Director in relation to the granting resulting from the Company’s Stock Option Plan, since his hiring.

The Board of Directors has allocated for this plan a total of 1,735,316 preferred shares referring to the 1st, 2nd, and 3rd grants, and 230,000 preferred shares for the extraordinary grant, as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December	November	December	September
	28, 2005	30, 2006	14, 2007	27, 2007

Number of shares	715,255	239,750	780,311	230,000

Exercise price – R$ per share	14.40	43.48	39.67	39.72

Readjustment index	IGPM	IGPM	IGPM	IGPM

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder´s Meeting held on May 16, 2005, the maximum share-dilution limit for the company’s shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of non-par preferred shares was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$15.21 and R$44.38 per share respectively. In both grants, the exercise price is restated at the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted average of
	Stock options	price in the period – R$

Outstanding as of December 31, 2005	715,255	15.04

Granted	239,750	44.17

Outstanding as of December 31, 2006	955,005	22.35

Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	25.60

In conformity with the accounting practices adopted in Brazil, the Company does not record expenses with remuneration by means of call options.Had the company recorded them, based on the fair value of the options on the granting date, the expense in the period recorded under “Personnel expenses” would have had an additional R$ 7,786 (2006 – R$ 10,168).

(h) Change in the accounting practice

As from the first quarter of 2007, the Company’s Management, in conformity with the best corporate governance practices, and in view of improved implementation of financial controls, chose to record derivatives at market fair value.

As a resulto f this change, the financial statements for 2006 and 2005, presented for comparison purposes, have been adjusted to recognized losses on derivative instruments which were outstanding at December 31, 2006 and 2005, in the amounts of R$ 9,021 (R$ 5,954 net of tax effects), accounted for in “Other accounts payable”, as a contra entry to “Retained earnings”, and R$ 93,561 (R$ 61,750, net of tax effects), taken directly to “Retained earnings”, respectively.

Previously, as from the first quarter of 2006, the Company management chose to record a provision for future obligations under the reward program for frequent travellers (TAM Loyalty Program). Such change implied an adjustment, directly to Retained earnings, in 2006, in the amount of R$ 8,919

(i) Technical Interpretation of Ibracon pronouncement n°. 01/06

In accordance with Technical Interpretation of Ibracon pronouncement n°01/06, in 2006 TLA wrote-off maintenance costs incurred in previous years, recording this effect on shareholders’ equity in the amount of R$ 15,445, as a counter-entry to cost and accrued depreciation of R$ 25,195 and R$ 9,750 respectively.

22 Gross revenue segmentation - Consolidated

The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

					Horizontal
					variation
	2007	%	2006	%	(%)

Domestic revenue
Schedule - Passenger	4,681,866	55.3	4,935,599	64.1	-5.1
Charter - Passenger	152,037	1.8	226,336	2.9	-33.2
Cargo	360,149	4.2	321,817	4.2	11.9

	5,194,052	61.3	5,483,752	71.2	-5.3

International revenue
Schedule - Passenger	2,109,398	24.9	1,513,334	19.7	39.4
Charter - Passenger	20,343	0.2	24,125	0.3	-15.7
Cargo	416,668	4.9	164,678	2.1	>100.00

	2,546,409	30.0	1,702,137	22.1	49.6

Other operating revenue
Partnerships with TAM Loyalty Program	290,029	3.4	207,255	2.7	39.9
Aircraft sub-lease			33,657	0.4	-100.0
Travel and tourism agencies	30,242	0.4	20,858	0.3	45.0
Expired tickets and other	413,220	4.9	252.432	3.3	63.7

	733,491	8.7	514,202	6.7	42.6

Gross operating revenue	8,473,952	100.0	7,700,091	100.0	10.1

(b) By geographic location of the Company’s destinations

					Horizontal
					variation
	2007	%	2006	%	(%)

Brazil	5,927,544	69.8	5,997,954	77.9	-1.2
Europe	1,047,726	12.4	616,941	8.0	69.8
North America	1,000,102	11.9	647,788	8.4	54.4
South America (excluding Brazil)	498,580	5.9	437,408	5.7	14.0

	8,473,952	100.0	7,700,091	100.0	10.1

23 Breakdown of the main groups of costs and expenses - Consolidated

	2007							2006

				Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	1,040,966	118,514	112,150	27,739	1,299,369	16.5	872,598	13.7
Fuel	2,536,398				2,536,398	32.2	2,129,856	33.6
Depreciation and amortization	84,249	1,443	30,436		116,128	1.5	101,855	1.6
Maintenance and repairs (except personnel)	466,714				466,714	5.9	387,972	6.1
Aircraft insurance	33,560				33,560	0.4	35,077	0.6
Take-off, landing and navigation aid charges	421,021				421,021	5.3	314,977	5.0
Leasing of aircraft, engine and equipment	868,177	4,077	8,547		880,801	11.2	718,797	11.3
Third party services	124,406	174,711	249,834		548,951	6.8	539,636	8.5
Selling and marketing		975,149			975,149	12.4	875,254	13.8
Other	283,445	175,338	152,199		610,982	8.0	372,047	5.8

	5,858,936	1,449,232	553,166	27,739	7,889,073	100.0	6,348,069	100.0

24 Financial result– Consolidated

	Parent Company		Consolidated

	2007	2006	2007	2006

				(Note 21(h))
Financial income
Yield from investments	59,561	90,524	263,291	222,857
Exchange variation				10,944
Interest income			33,167	15,080
Discounts obtained			9,885	4,550
Gains from financial instruments			140,382
Other			3,467	747

	59,561	90,524	450,192	254,178

Financial expenses

Interest expense	(60,199)	(20,087)	(230,395)	(115,118)
Tax on Bank Account Transactions
(“CPMF”)	(793)	(4,273)	(21,936)	(27,344)
Financial instrument losses			(100,315)	(38,354)
Exchange Variation	(755)	(1,825)	(88,107)
Banking	(302)	(135)	(13,786)	(7,595)
Other			(218)	(9,467)

	(62,049)	(26,320)	(454,757)	(197,878)

Financial result, net	(2,488)	64,204	(4,565)	56,300

25 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contributions”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the stage of benefit granting is the sole responsibility of Bradesco Vida e Previdência.

All other participants previously migrated to PGBL.

(b) Profit sharing

In accordance with the annual union agreement, the Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended December 31, 2007, the provision for payment of this benefit in the amount of R$ 35,439 (2006 – R$ 82,390 ).

26 Insurance coverage

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On December 31, 2007, based on the aircraft fleets of TLA and Mercosur, our insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree n° 5,035 of April 5, 2004, has committed to match civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements directly made with and paid to the victims’ families by the insurance company. As of December 31, 2007, nearly 50 indemnifications were paid to families of the victims and another 57 are under negotiation with the Company’s insurance firm. Management understands the insurance coverage of these liabilities adequate to cover all related costs. The Company has not incurred additional or unexpected expenses outside the scope of the insurance agreement which end up being of TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

27 Financial instruments - Consolidated

(a) General provisions

According to the established hedge policy, the Company and subsidiaries carries out transactions involving derivatives in order to protect itself from its main foreign exchange variation risks in dollar-denominated income and expenses and from fuel price volatility. In addition, temporary cash surpluses are applied in line with the group’s investment policy, which is continuously reviewed by the treasury, which adapts it to the market, seeking to increase returns with the lower possible risks.

The management of these financial instruments is made by means of pre-established policies, taking into account liquidity, profitability and the risk/return of each position. The control policy consists in permanently monitoring the contracted rates against current market rates. The Company and subsidiaries does not invest in derivatives or any other high-risk assets of a speculative nature.

During the quarter ended March 31, 2007, the Company and it´s subsidiaries, in order to align with the best corporate governance practices, changed its mark-to-market criteria for derivative operations, from the average rate of interest to mark-to-market (MTM). The operations’s MTM is included in the Company’s financial result.

(i) Risk from the price of fuel

Fuel price is one of the main components of financial risk for airline companies. It is exposed to effects from variations in the price of oil (WTI) and its derivatives, (such as JET Fuel 54, known as the aircraft fuel). The available and net contract the TLA considers closet reflects to JET Fuel 54 prices for coverage effects is the oil contract (WTI).

The fuel consumed during the year ended December 31, 2007 represented approximately 32.2% (2006 – 33.6%) of the main costs and expenses (Note 23).

On December 31, 2007, the volume of the contracted operations with variable maturities up to November 2008, was 5,500 thousand barrels (2006 – 1,150 thousand barrels with variable maturities up to May 2007).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rate variation, affecting the financial expense or income and the outstanding liability or asset balances pegged to a foreign currency. Part of this risk is mitigated by the fact that the Company and subsidiaries operates overseas and revenues from these transactions are denominated in foreign currency. The current hedge contracting policy is based on protecting a percentage of net cash disbursements in other currencies in subsequent periods.

The Company and subsidiaries contracts financial operations with derivatives, aimed mainly at protecting itself from foreign currency resulting from fuel acquisition, contracting engine maintenance services and financing agreements with the purpose of expanding/maintaining its operational activities. On December 31, 2007 there were no operations in foreign currency, by decision of the Company´s Risk Committee.

(iii) Interest rate risk

This risk arises from possible losses or gains as a result of fluctuations in the interest rates that are applied to the Company and subsidiaries liabilities (funding) and assets (investments) in the market.

To minimize possible impacts from interest rate fluctuations, the Company and subsidiaries has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company and subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk, the Company and subsidiaries has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies). With respect to financial investments, the Company only invests in institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

These are represented mainly by investments in funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds, with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

The subsidiaries TLA, Mercosur, TP Participações, TAM Capital, TAM Financial 1 and TAM Financial 2 are closely-held companies, and, therefore, there is no information available to evaluate their fair market values.

(d) Market value of financial instruments

The estimated value of financial instruments as of December 31, 2007 is similar to their market value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Parent Company		Consolidated

	Accounting	Market	Accounting	Market

Assets
Cash and banks	1,051	1,051	134,873	134,873
Short term investments	510,714	510,714	2,472,004	2,472,004

	511,765	511,765	2,606,877	2,606,877

Liabilities
Term loan			1,100,337	1,106,305
Debentures	523,147	531,637	532,159	536,462

	523,147	531,637	1,632,496	1,642,767

The market value of financial assets and short and long-term financings, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

28 TAM Loyalty Program - Consolidated

On December 31, 2007, the TAM Loyalty Program carried 2,400,632 (2006 – 1,782,397) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The TLA currently records the incremental costs, i. e., the additional cost per transported passenger, when it is incurred.

For the year ended December 31, 2007, 1,090,734 (2006 — 756,040) free tickets were granted and used by our clients.

On December 31, 2007, the provision for the program’s future liabilities was approximately R$ 20,614 (2006 - R$ 19,039). The base to calculate the provision is achieved by means of an estimate of the amount of courtesy miles flown by other airlines, the amount of points already accrued converted into courtesy miles, a provision for expired points not converted into tickets and appreciated by the incremental costs of board service , fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the conversion into tickets. This limits the growth of the program’s cost, which tends to stabilize in relation to the number of passengers transported.

29 Subsequent events

(a) Changes to the Brazilian Corporate Law in 2008

On December 28, 2007, Law 11,638/07 was enacted, which amends the Brazilian Corporate Law, regarding accounting practices, bookkeeping and preparation of financial statements from the fiscal year ending December 31, 2008. A summary of the main issues contemplated by the new law and which may influence next year’s financial statements is as follows:

  Substitution of the Statement of Changes in Financial Position for the Statement of Cash Flow and the inclusion of the Value-Added Statement along with the financial statements.

  In permanent assets: (i) the creation of the subgroup Intangible; (ii) restriction to the use of deferred assets to pre-operating expenses and incremental restructuring expenses; (iii) separation in intangible assets of intangible assets, including acquired goodwill; and (iv) inclusion at property, plant and equipment of assets deriving from operations that transfer to the company benefits, risks, the control over these assets, regardless of property transfer.

  Creation at shareholders’ equity of the subgroup “Adjustment to Equity Appraisal”, which will be used mainly to record the counter entry of certain assets appraisals at market value, especially the appraisal of certain financial instruments and, also, the adjustments of conversion due to exchange rate variation of corporate investments overseas.

  It establishes new criteria for the classification and appraisal of investments in financial instruments, including derivatives, and in credit rights and notes, in line with the international standard, where these financial investments are classified in three categories: held for trading, available for sale and kept to maturity, the first two being appraised at their market value and the latter at cost plus yields earned.

  Introduction of the concept of “Adjustment to Present Value” to the Law for operations with long-term assets and liabilities and material short-term operations. It is worth mentioning that CVM has already sent a notice to the market stating its understanding that the application of these concept for publicly- held companies regulated thereby depend on the issuance of specific rules or express reference in some other rule, limiting its scope and establishing the necessary premises for its utilization, which shall be made in compliance with international standards.

  Law 11,638/07 also makes it mandatory for companies to perform an analysis periodically to verify the ratio of recovery of amounts recorded as property, plant and equipment, intangible assets and deferred charges. Regarding this matter, in 2007 the Committee of Accounting Pronouncement issued CPC Pronouncement 01, which is in line with international accounting standards. CVM issued Resolution 527/07 approving this Pronouncement.

  Elimination of the possibility to assess the spontaneous reassessments of its property, plant and equipment. The new law provided an alternative to the companies in order for them to maintain their existing balances for this reserve, which shall be realized in accordance with current rules or refund these balances up to the end of 2008.

  Elimination of the Capital Reserve “Premium in the Issuance of Debentures”.

  The accounting record of employee and management remuneration became mandatory, even when remuneration is made in the form of financial instruments, such as shares or stock options.

  Changes to the commercial and fiscal bookkeeping, providing alternatives to companies, regarding the possibility to adopt the provisions of the tax law at the commercial bookkeeping, to later perform the necessary adjustments to comply with the corporate laws.

Taking into account the extension and complexity of the changes deriving from the aforementioned Law, the management is assessing its impacts to the Company, at the same time that it is monitoring market discussions and debates, particularly at bodies and associations of the accounting labor union and with regulatory bodies, which will possibly express their opinions on the aspects regarding the application of the Law.

(b) Share Buy-Back

As part of its financial management practices, TAM adopted a share buy-back policy, without compromising the investment program or substituting the payment of dividends.

TAM meeting held on January 30, 2008, its Board of Directors approved the acquisition of preferred shares issued by the Company to be held in treasury and subsequently cancelled or transferred, without reducing the company's capital stock.

The acquisition will respect the limit of up to 4,000,000 (four million) preferred shares, equivalent to 5.56% of the outstanding shares. The authorization will remain in effect for a maximum period of 365 days from the approval date by the Board of Directors. The acquisition will be conducted on stock exchanges at market prices.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.